Form 40-F
period 2020-12-31
SPROTT INC.
filed 2021-02-26
CIK 1512920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2020	Commission File Number: 001-39298

Sprott Inc.

(Exact name of Registrant as specified in its charter)

Ontario	6199, 6282	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2600, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario

Canada, M5J 2J1

(416) 945-3279

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares without par value	SII	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

 For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 25,564,224 Common Shares issued and outstanding as of December 31, 2020.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F (this “Annual Report”) and the exhibits attached hereto are forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified in the section “Risk Factors” in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) of Sprott Inc. (“Sprott,” “we,” “our,” or the “Company”), attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and in other filings that the we have made and may make with applicable securities authorities in the future. Please also see the section “Forward-Looking Statements” in each of our AIF and our management’s discussion and analysis for the year ended December 31, 2020, attached as Exhibit 99.2 to this Annual Report, in each case, incorporated by reference herein, for a discussion of forward-looking statements. Except as required by applicable law, we do not intend, and undertake no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in U.S. dollars. The exchange rate of Canadian dollars (the functional currency of the Company) into United States dollars, on December 31, 2019, based upon the daily average exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.2988. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the daily average exchange rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.2732.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission (the “Commission” or the “SEC”) under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective.

B. Management’s report on internal control over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

C. Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm as this requirement is not applicable for an emerging growth company.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2020.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit and Risk Management Committee. The Board has determined that Sharon Ranson is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the New York Stock Exchange’s (“NYSE”) corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit and Risk Management Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit and Risk Management Committee or Board.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2020. The Code is posted on the Company’s website at www.sprott.com/investor-relations/corporate-governance. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020. See the section “External Auditor Fees” in our AIF, which section is incorporated by reference herein, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the section “Pre-Approval Policies and Procedures” in our AIF, which section is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of the Registrant’s contractual obligations as of December 31, 2020:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease Obligation	7,460	2,501	4,719	240	—
Compensation Payable	15,192	15,192	—	—	—
Operating Accounts Payable	19,046	19,046	—	—	—
Contingent Consideration	20,575	10,000	10,575	—	—
Loan Facility	16,994	—	—	16,994	—
Total	79,267	46,739	15,294	17,234	—

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit and Risk Management Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit and Risk Management Committee is comprised of Sharon Ransom (Chair), Rosemary Zigrossi and Graham Birch, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.

CORPORATE GOVERNANCE PRACTICES

The NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. As a foreign private issuer, we have elected to comply with practices that are permitted under Canadian law in lieu of this NYSE requirement. Our by-laws provide that two persons present and each holding or representing by proxy at least one issued share of the Company shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of the issued shares of the Company for the time being enjoying voting rights at such meeting.

Except as stated above, we are in compliance with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

INCORPORATION BY REFERENCE

This Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-242456).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2020

99.2	Management’s Discussion & Analysis for the year ended December 31, 2020

99.3	Audited Consolidated Financial Statements for the year ended December 31, 2020

99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Office pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2021	SPROTT INC.

	By:	/s/ Kevin Hibbert
		Name:	Kevin Hibbert
		Title:	Chief Financial Officer and Senior Managing Director