Form 40-F
period 2023-12-31
SPROTT INC.
filed 2024-02-21
CIK 1512920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    December 31, 2023         Commission File Number: 001-39298

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
The Registrant had 25,863,041 Common Shares issued and outstanding as of December 31, 2023.
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
Certain statements in this Annual Report on Form 40-F (this “Annual Report”) and the exhibits attached hereto are forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified in the section “Risk Factors” in the Annual Information Form for the year ended December 31, 2023 (the “AIF”) of Sprott Inc. (“Sprott,” “we,” “our,” or the “Company”), attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and in other filings that we have made and may make with applicable securities authorities in the future. Please also see the section “Forward-Looking Statements” in each of our AIF and our management’s discussion and analysis for the year ended December 31, 2023, attached as Exhibit 99.2 to this Annual Report, in each case, incorporated by reference herein, for a discussion of forward-looking statements. Except as required by applicable law, we do not intend, and undertake no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.
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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report, including the documents incorporated by reference herein or attached as Exhibits hereto, are in U.S. dollars. The exchange rate of Canadian dollars (the functional currency of the Company) into United States dollars, on December 31, 2022, based upon the daily average exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.3544. The exchange rate of Canadian dollars into United States dollars, on December 31, 2023, based upon the daily average exchange rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.3226.
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
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were effective.
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
We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2023. See “Disclosure Controls and Procedures and Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the year ended December 31, 2023, filed as Exhibit No. 99.2 to this Annual Report on Form 40-F (the “MD&A”).
C. Attestation report of the registered public accounting firm. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 has been audited by KPMG LLP (PCAOB ID No. 85), an independent registered public accounting firm, as stated in their report, issued in Toronto, Ontario, Canada, which accompanies our audited consolidated financial statements for the year ended December 31, 2023, and is incorporated herein by reference.
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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit and Risk Management Committee. The Board has determined that Ms. Raw is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the New York Stock Exchange’s (“NYSE”) corporate governance standards applicable to the Company.
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
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2023. The Code is posted on the Company’s website at www.sprott.com/investor-relations/corporate-governance. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. See the section “External Auditor Fees” in our AIF, which section is incorporated by reference herein, for the total fees to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section “Pre-Approval Policies and Procedures” in our AIF, which section is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing Audit and Risk Management Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit and Risk Management Committee is comprised of Graham Birch (Chair), Catherine Raw and Barbara Connolly Keady, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.
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

EXHIBIT INDEX

Exhibit Number	Description
97	Sprott Inc. Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2023
99.2	Management’s Discussion & Analysis for the year ended December 31, 2023
99.3	Audited Consolidated Financial Statements for the year ended December 31, 2023
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Office pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 21, 2024    SPROTT INC.
By:    /s/ Kevin Hibbert
Name:    Kevin Hibbert
Title:    Chief Financial Officer and Senior Managing Partner